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Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: Nos. 333-161165 and 333-161893
     A transcript of Hudson Valley Holding Corp.’s third quarter 2009 earnings call, held on October 19, 2009, was independently prepared and published on October 19, 2009 by Bloomberg L.P. (“Bloomberg”) on its proprietary system without payment or consideration from or on behalf of Hudson Valley Holding Corp. (the “Company”), any of its affiliates or any underwriter of securities in the offering to which this communication relates. The earnings call was not recorded or archived by the Company for later playback.
     This Bloomberg transcript may constitute a “free writing prospectus” within the meaning of Rules 405 and 433 under the Securities Act of 1933, as amended, and relates to the registration statement on Form S-3 filed by the Company (Registration Nos. 333-161165 and 333-161893). Attached is a transcript of the Company’s third quarter earnings call prepared by Bloomberg. Bloomberg is not affiliated with the Company. The Company has not edited or revised the transcript.
     The Company has filed a registration statement (including a base prospectus) with the Securities and Exchange Commission (the “SEC”) and a prospectus supplement for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the prospectus supplement relating to this offering, and other documents the Company has filed with the SEC which are incorporated by reference into the prospectus supplement for more complete information about the Company and this offering.
     Before you invest, you should read in particular the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which was filed with the SEC on October 20, 2009 and contains more complete information on the earnings of the Company for the quarterly period ended September 30, 2009.
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Hudson Valley Holding Corp.
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Attention: Wendy Croker
Telephone: (914) 771-3214
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Hudson Valley Holding Corp. — Q3 2009 Earnings Teleconference Call Transcript (October 19, 2009 11:30 am ET)
Event Date: 10/19/2009
Company Name: Hudson Valley Holding Co
Event Description: Q3 2009 Earnings Call
Source: Hudson Valley Holding Co
For more event information and transcripts,
visit <a href=“bloomberg:EVTS%20%2FD%3AF%2D1775999%3CGO%3E”>EVTS</a>
Q3 2009 Earnings Call
MANAGEMENT DISCUSSION SECTION
Operator:
Good morning. [ph] My name is Cassanda [Operator Instructions], and I would be your conference operator today. At this time, I would like to welcome everyone to the Hudson Valley Third Quarter 2009 Earnings Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. .
And now, I would like to turn the conference over to James Landy, President and CEO, and Stephen Brown, Chief Financial Officer. Please go ahead.
James J. Landy, President and Chief Executive Officer:
Good morning, everyone. Thank you for being with us. This is Jim Landy, and I apologize for the technical difficulties we originally had apparently.
We’re here this morning to discuss our third quarter results, which we think were very positive. In Q3 looked more like quarter one for us than it didn’t like as Q2, and we are very pleased with those results.
The earnings for the third quarter were $6.9 million, which annualized looks at a return on assets of 1.08% and a return on equity of 14%. It’s good earnings even though we continue to be impacted by above-average credit cost, OTTI charges and higher FDIC premiums being assessed. We continue our strong and stable net earnings margin into the third quarter as we have for the past 10 years with Q3’s net interest margin being 4.92%.
Non-performing assets stabilized during the quarter, were actually down $3.6 million from Q2, representing 1.74% of total assets. Non-performing loans were down $1.4 million to 2.23% of total loans. The loan loss provision decreased to $2.7 million, which is down $8.8 million from the prior quarter. We continue to have the strong loan loss reserve allowance of 1.95%. During the quarter, we had modest loan growth, but we continued to have strong deposit growth with core deposits increasing $65 million, bringing the year-to-date total to $330 million, and that’s not an accident. Our core deposit attraction is fundamental to our business model, and we distinguish ourselves in our approach from our competitors and it works. In this environment, big banks are throwing out good customers as well as their staff. And we are taking advantage of this environment, getting the right people in the right jobs and going after the right customers. And we believe that once business confidence is restored in our area, we expect to meet or exceed our historical performance numbers.
At this time, I’d ask Steve Brown, our Chief Financial Officer, to fill in the colors.
Stephen R. Brown, Senior Executive Vice President, Treasurer and Chief Financial Officer:
Thank you, Jim. And I would just like to make a note before I start with more detail that we will be making some forward-looking statements during the course of this conference call and we would encourage everybody to refer to the cautionary language in our press release regarding forward-looking statements.
As Jim said, we had a very strong third quarter with net income of $6.9 million that translates to earnings per share number of $0.63. Compared to the linked quarter, that is dramatically improved performance where we had $310,000 of net income and diluted earnings per share of $0.03. We still have a very stable net interest margin in the third quarter of 4.92, consistent with most of the rest of the year. That’s down slightly from third quarter of ‘08. Third quarter of ‘08 had a little bit of noise in it with some higher prepayment penalty fees on loans relating to a couple of very large relationships. If we normalize Q3 of 2008 with a net interest margin of around 5.18%, the difference between the two quarters year-over-year, approximately 14 basis points relates to the increased carry on the non-performing in the credit area and about 14 basis points relates to the significant drop in interest rates during that 12-month period.
The balance sheet continued to grow during the third quarter. Loans were up modestly, but we did have good loan production and we’ve seen a continuing and steady growth in our loan pipeline. Deposit growth was substantial during the quarter. And when we break it down more granularly, our core deposits, which include everything other than CDs greater than 100,000 and broker deposits, we had a $65 million growth in core deposits. We also had a drop in our cost of funds, 266 basis points during the third quarter compared to 72 basis points for the linked quarter.
Asset quality, as Jim mentioned, we’ve seen some stability in asset quality during the quarter. Non-performing assets down slightly. We had a small uptick in 90 days and still accruing, and those — that uptick relates to specific relationships which we are in the process of working out and which we believe we are well secured and very active with cooperative borrowers in resolving those matters. So we feel good about the ultimate collectibility and the current realization of income on those 90 plus and still accruing. Our efficiency ratio remains very steady at 56.5% for the ‘09 third quarter. We’ve been working hard to keep our expenses in line, even though we are — we do have a little bit higher carry cost of credit. In other operating expenses, we have a $1 million expense to OREO in the third quarter of ‘09 relates to the write-down of one property that we had in that portfolio. We have a higher FDIC assessment compared to the third quarter of 2008, but no special assessments during the third quarter of 2009. So we’re pleased with our outcome and with our results.
Quickly, again, on the margin area, we are — we continue to see strength in pricing of loans and we see no pricing pressures in our deposit area, and you can see that reflected in the net interest margins and the yields for the quarter.
So we will — that concludes our overall comments on the quarter and we are prepared to take questions.
Q&A
Operator:
[Operator Instructions]. [ph] Your first question comes from Daniel Monniglut.
<Q>: Good morning, guys. [ph] Minnow gets mispronounced all the time. Jim, are you there?
<A>: Yes, Dan.
<Q>: Apologize for not going to the meeting this morning. I just cut back from North Carolina last night and picked my mail up this morning. Since there maybe some others in that situation, could you give me a 30-second overview of how the meeting went this morning?
<A>: The meeting went very well and was very brief. We updated the shareholders present similar to how Steve you just outlined our performance as well as using the same comments I made. And we had in the mid 60% of the shares represented either in the rooms or by proxy and the provision was, their recommendation was overwhelming approved over 99% of those they are voting in favor.
<Q>: Thank you, Jim and congratulations. $0.63 here in this environment, it’s a good job. Thank you again.
<A>: Thank you Dan.
Operator:
Your next question comes from the line of John Kanning [ph] with Kanning Group [ph].
<Q>: Jim, are you there?
<A — James J. Landy, President and Chief Executive Officer>: Yes John.

<Q>: Hey, Jim a couple of quick questions. I think I heard Steven say that the loans 90 due are more passed due still accruing was two relationships and you felt good about both and as interest current and they just not able to prepay at this timely extend terms or what’s going on with that 20.878 million?
<A>: Yeah, John the two relationships that came on to that number during the quarter neither of them are occurring, that’s why they’re in the 90-plus phase and still accruing, but both are actively working through resolution. And we’re in a good healthy reposition on both terms and it’s truly a case of both borrowers running into difficulties due to economic situations and they are eager to come to a mutually agreeable resolve with us.
<Q>: So you feel like that money can be recaptured?
<A>: Absolutely.
<Q>: Okay. [indiscernible] My second question is that your capital ratios all improved on the quarter, albeit slightly and when I do some quick math and I don’t know how reliable it is based on enough capital ratios are influenced by a lot of factors. It seems as though only about half of the 90 million you’re attempting to raise that’s acquired to get above the well capitalized levels and you can give me some insight on to whether or not my math is correct. Is that correct and if so in a difficult credit environment, why for 90 million or?
<A>: Okay. Thank you. Great question John. You’re absolutely right. We estimate that approximately $45 million was going to be needed to meet the new individual capital ratios norms or standards from the regulators, so why another $45 million in estimate is, because we would need those to grow. We have a lot of liquidity on our balance sheet. As we said before, the deposits come in very substantially over the past nine months and we have a lot of pent up demand that we can play those deposits in to in loans and in securities. But we would need the capital to back those up to allow us to lend those monies and such. So we plan on organic growth. That being said, that is our plan at this point. However, we will also feel we need to keep some powder dry in the event as small acquisition might come along, be it a small bank of the block of branches from the large money center banks as they reconfigure, because what they’re about to go through and continue to go through or even may be another wealth management firm or such. We are looking at — we always look at all of those possibilities and more importantly we want to have the funds available, the capital available for continuing our growth strategies.
<Q>: Yeah. I understand that. My concern is the — have you gotten a feel for the dilution that will occur to the existing shareholders as a result if you decide to pursue growth at this time and it might be premature for you to answer that, but do you know how the offering going to be received?
<A>: Well, as we publicly said we believe our feedback to-date has been very positive, but until we finalize you offering and such like that nothing is definitive.
<Q>: Okay, last question and thank you for your patience. FDIC large impact in the second quarter and less so in the third, we’re hearing a lot about the approach that you’re going to take, we understand there might be three years or such, but I don’t know even if that will hold. Do you have a sense of what the impact of the FDIC fee structure will be for your earnings in the fourth quarter and then into the next year or two?
<A>: John, we think based on what we know and obviously the information coming out of the FDIC tend to continue to change depending on pressures they’re feeling to bail out more institutions, but our best look at that right now was we get $915,000 in FDIC premiums in third quarter. We’re looking at a run rate of around $1 million a quarter. Based on the assumption we’re going to have a three-year prepay. Obviously that will be subject to lots of things in the future. But, based on what we know at this point, we are looking at our internally we are looking at the run rate of about million dollars upwards.
<A>: And, you may — I answered that — but that doesn’t include any special assessments that may be applied later on, like we did have earlier this year. Those are just the base numbers if you will.
<Q>: Right, it could be impacted by the FDIC’s [ph] condition?
<A>: Absolutely, you never know when that’s going to happen. But, right now, those are the — I’d call them the normalized numbers, which is still up from 840,000 for the entire year in 2008.
<Q>: Okay. Timing of the offering now that you’ve got the preemptive rights issue taken care of is, is what?
<A>: Really, what we — all we can address at this call is that we expect to re-launch shortly.
<Q>: Okay, all right. [indiscernible] Well, thank you. . All right.
Operator:
Your next question comes from the line of John Stewart with Sandler O’Neill Asset.

<Q — John Stewart>: Good morning guys.
<A>: Good morning, John.
<Q — John Stewart>: Just a quick follow-up on the 90 days past due, can you just give us a little detail to the extent you feel comfortable with, what those relationships what they are, and I guess in addition to that, kind of the process that you are going through to work out of them, what kind of steps are you taking.
<A>: Well, I think the two relationships are a little more than $5.5 million each. They — in one case, it is a family business that we have both real estate and marketable securities as collateral. Our collateral position there is very strong. These borrowers have been long-term clients of the bank, very long-term clients. And, as a community bank, we are obviously trying to get ourselves repaid. But, we are trying to help a local business stay in business, and keep those jobs in the market. So, we are taking very measured and precise steps with them to work through understanding what their short and longer term abilities to repay those loans are going to be outside of liquidating the collateral. And, if we need to liquidate the collateral, we are having concurrent conversations with them about that process as well. And those discussions and conversations are going very well with them. In the other case, we have a combination of similar collateral, and we are — we have come to terms with that borrower that we believe will bring the loans current in the near term, and that will strengthen our collateral position. We — at this point, we’re working through the legal documents to protect some of our security interests and so forth. But again, that situation is one where the borrower is working very cooperatively with us, and we expect a favorable outcome there.
<Q — John Stewart>: So, on that second one, you’ve been able to pick up some collateral or may be move to a more senior position?
<A>: That’s correct.
<Q — John Stewart>: Okay. And do you have personal guarantees on both of these?
<A>: Yes, we do.
<Q — John Stewart>: Okay, okay. And then, I guess, I just wanted to follow-up on your commentary on the margin. It sounds like you’re expecting possibly some margin expansion on the core portfolio heading forward you said, loan pricing pressure or loan pricing has improved and there is no more deposit pressures. Is that a fair assessment?

<A>: I think based on what we see right now, that’s a fair assessment.
<Q — John Stewart>: Okay.
<A>: But, we also have the balance — let me just explain for a second, we also have the balance sheet position to benefit ultimately through rising rate environment.
<Q — John Stewart>: Okay. You’re right. But that does not include the potential — I presume there will be some dilution from the capital raises? Is that correct, where you just put that money in something really short?
<A>: Yeah, we will until we get them fully deployed, that’s right.
<Q — John Stewart>: Okay. And then I guess just finally, considering the new capital requirement as you guys alluded to in the press release, how big do you think “fully levered balance sheet” is in your case?
<A>: That’s a good question. We primarily focus on how big to make the net income and return on equity. Balance sheet side is somewhat secondary for us as long as the net income is driven where we want to go. As Jim explained earlier, about $45 million of this capital raise puts us in a position to expand the balance sheet. So, if it was simply around organic growth, we could be 9, 10, 11 times that number if — as we expect, there could give some acquisitions involved, and we are also trying to expand our revenue line non-interest income through investment management and wealth management where we think we can get some real leverage off of those — because it is not as capital intensive and it can bring a significant margin of that business to our bottom line so we really haven’t demarcated a precise number, 0.5 million to 1 billion figure balance sheet fully leveraged, probably a range that would be very comfortable.
<Q — John Stewart>: Okay. And is there like a margin — a minimum threshold that you are willing to invest that capital at if you’re doing it organically or I guess even if it is an acquisition type scenario maybe on an ROE type basis?
<A>: Well, organically our historic ROE has been 18.5%.
<Q — John Stewart>: Right.
<A>: So, we’ve had two small acquisitions which is really not compared to the total size of our revenue and balance sheet has had a material impact of that. So, our organic growth prior to the current economic recession has got an ROE of 18.5% and that continues to be our go-forward benchmark. Obviously as you pointed out the short run, the capital raise is going to give us a bigger 80 and as a result modestly affect that number, but we think once fully deployed relatively to the industry as a whole we’ll be outperforming the industry to the levels that we had in the past and we’ve been running at 18.5% ROE.
<Q — John Stewart>: Okay, great.
<A>: Anything that we acquire where we have to also support the use of the capital so that total (inaudible) was in there everything.
<Q — John Stewart>: All right. Okay great. Thanks a lot.
<A>: Thank you.
Operator:
The next question comes from the line of Joe Stieven with Stieven Capital.
<Q — Joseph Stieven>: Good morning gentlemen.
<A>: Hello Joe.
<Q — Joseph Stieven>: First of all, a good quarter. Most of my questions have been answered but let me ask a follow-up or two. First of all what did your 30 to 89 day past due loans do during the quarter versus June? That’s question number one. And then question number two is, what sort of an exam — when was your most recent exam, I mean some of you guys are on your annual — on just a normal annual cycle. And I just want to know if you have a — and we’re hearing a lot of people say that the exams are about the most detailed they’ve ever seen so just any of your big picture thoughts. Thanks guys.
<A — James J. Landy, President and Chief Executive Officer>: Joe, this is Jim Landy. [indiscernible] I’m going to answer the second question while Steve looks for the answer to the first. The — we are regulated by the control of the — they started an examination here at the end of May. They left in the late July and everything you here in the industry that’s at the hype of new examination as you referred to and they gave us a lot of guidance. Overall, we were very happy and very satisfied with the examination that we had from the regulators and as you know we are prohibited from telling anybody what our ratings are, but I’m satisfied.
<Q — Joseph Stieven>: Okay. So, your exam — any of the exam results are easily included in the third — second and third quarters already?
<A — James J. Landy, President and Chief Executive Officer>: Absolutely. All

of the — what we had in the second quarter, they were very satisfied hopefully that we addressed all the new ratings — new rulings that were coming out and stuff like that and they were fully reflective and they are very happy with the direction of things. We’re satisfied in the direction that they are satisfied with...
<Q — Joseph Stieven>: Okay.
<A>: I got to be careful what I can say as you know rules, okay. And we’ll have to get back to you on your first question, we don’t have that in front of us.
<Q — Joseph Stieven>: Okay, thanks guys.
<A>: Okay, thank you. [ph] Sandra what’s next?
Operator:
[Operator Instructions]. [ph] The next question comes from the line of Louis Desser, a private investor.
<Q>: Good morning gentlemen. I want to say at the outset I’ve been an investor in this company for sometime. I’ve been very pleased with the way you’ve franchised and the way you’ve managed capital and built the balance sheet. It is of interest that in 2008 which was a very bad year as we know, you did grow net loans by some 400 million or about 31% I am quoting from a press released by you January 14th at which point you — that you with some conviction that the bank did not need to participate in the TARP program. Can you please — my first question is, can you please give us an overview with respect to advantage of loan originated to 400 million in 2008, how to the best you can give us an overview, how is that vintage of loan performing?
<A>: That loans that were originated back in 2008 are still performing very well. [indiscernible] Again, we’re collateralized cash flow lender, end market. We know our customers, we know the properties that we’re keenly intent and such. Property values were declining in 2008, so we lent against those values at that time which had come down. Our LTVs on them are holding today, they’ve gotten — they’ve continued to go down somewhat, but they’re holding a lot better than the properties valued prior to that. And for the most part the 2008 vintages are doing reasonably well.
<Q>: I understand. So what changed between January and this current capital raise is a deterioration in the overall loan book, correct?
<A — James J. Landy, President and Chief Executive Officer>: Absolutely.
<Q>: Okay.

<A — James J. Landy, President and Chief Executive Officer>: From where it was a year ago, yes. And that’s — and Steve went into quite detail earlier in the call about examples of two of them and those are typical of our type of credits where we are well collateralized. And some people are having problems because of the economy of their — through their customers and such like that and we’re working with them wherever possible. There are — you can see OREOs picked up as well because there are some where we have foreclosed on the properties and such because we’re — we expect to get paid back. We don’t write things off and not go after it, so.
<Q>: Understood. Now the bank does have or I should say rather perhaps the holding company does have a rating by Moody’s and S&P, is that correct?
<A — Stephen R. Brown, Senior Executive Vice President, Treasurer and Chief Financial Officer>: Yes, it does. It has a rating by Moody’s.
<Q>: Yes. Has that rating changed in the last couple of years?
<A — Stephen R. Brown, Senior Executive Vice President, Treasurer and Chief Financial Officer>: The rating, when we initially had Hudson Valley Bank rated several years ago by Moody’s, it was rated A3. The last two years, we’ve been rated an A2.
<Q>: Does it make sense to maintain that rating assignment or should you have it dropped or can you comment on that?
<A — Stephen R. Brown, Senior Executive Vice President, Treasurer and Chief Financial Officer>: We think in the near term it makes sense we continue having Moody’s rate the institution.
<Q>: And that’s at the holding company level or is that at the —..
<A — Stephen R. Brown, Senior Executive Vice President, Treasurer and Chief Financial Officer>: No, that’s — Hudson Valley Bank is what’s rated.
<Q>: It is the operating entity, okay. Thank you, gentlemen, thank you.
<A — Stephen R. Brown, Senior Executive Vice President, Treasurer and Chief Financial Officer>: You’re welcome.
<A — James J. Landy, President and Chief Executive Officer>: Thanks Louis.
Operator:
There are no further questions at this time.

James J. Landy, President and Chief Executive Officer:
Okay. Well, thank — I want to thank everyone that’s on the line listening in. And I thank you for your continuing interest and support of Hudson Bank.
Stephen R. Brown, Senior Executive Vice President, Treasurer and Chief Financial Officer:
And we would like to remind everybody that after the shareholders’ meeting this morning with the approval to amend our certificate of incorporation, we would anticipate that we will be relaunching our capital raise shortly. Thank you all for participating.
James J. Landy, President and Chief Executive Officer:
Very good.
Operator:
This concludes today’s conference call. You may now disconnect.
James J. Landy, President and Chief Executive Officer:
Thank you.
Operator:
You’re welcome.
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